Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three months ended August 31, 2014
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended August 31, 2014.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)

	Note	August 31, 2014	May 31, 2014

Assets
Current assets:
Cash		$502,959	$234,297
Accounts receivable	4	1,380,102	947,602
Inventories	5	630,116	765,653
Prepaid expenses		460,236	206,188

Total current assets		2,973,413	2,153,740

Non-current assets:
Property and equipment		27,785	20,681
Intangible assets	6	1,303,607	1,433,158
Investment in Apicore	7	1,300,612	-

Total non-current assets		2,632,004	1,453,839

Total assets		$5,605,417	$3,607,579

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$3,602,073	$3,000,609
Accrued interest on long-term debt	8	22,295	22,295
Current portion of long-term debt	8	138,889	-

Total current liabilities		3,763,257	3,022,904

Non-current liabilities
Long-term debt	8	4,723,122	4,847,279
Royalty obligation	9	1,363,135	1,461,572
Other long-term liability	10	77,083	152,778

Total non-current liabilities		6,163,340	6,461,629
Total liabilities		9,926,597	9,484,533

Deficiency:
Share capital	11	117,036,672	117,036,672
Contributed surplus		4,647,812	4,447,891
Accumulated other comprehensive income		163,173	154,791
Deficit		(126,168,837)	(127,516,308)

Total deficiency		(4,321,180)	(5,876,954)

Going concern	2(c)
Commitments and contingencies	13
Subsequent events	11
Total liabilities and deficiency		$5,605,417	$3,607,579

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)

		Three months ended	Three months ended
	Note	August 31, 2014	August 31, 2013
Revenue:
Product sales, net		$2,125,483	$747,018
Cost of goods sold	5 & 6	276,005	161,572

Gross profit		1,849,478	585,446

Expenses:
Selling, general and administrative	14	1,081,026	698,958
Research and development	14	305,650	257,190

		1,386,676	956,148

Operating income (loss)		462,802	(370,702)

Other income	7	1,132,940	-

Finance costs (income):
Finance income		(14)	(10)
Finance expense	8, 9 & 12	237,518	131,925
Foreign exchange loss (gain), net		10,767	(215)

		248,271	131,700

Net income (loss)		1,347,471	(502,402)
Other comprehensive income
Foreign currency translation differences for foreign operations		8,382	24,259

Total comprehensive income (loss)		$1,355,853	$(478,143)
Basic earnings (loss) per share		0.11	(0.04)
Diluted earnings (loss) per share		0.10	(0.04)
Weighted average number of common shares used in computing basic earnings (loss) per share		12,199,841	12,196,508
Weighted average number of common shares used in computing fully diluted earnings (loss) per share		13,844,873	12,196,508

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Changes in Deficiency
(expressed in Canadian dollars)

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total

Balance, May 31, 2013		$117,033,258	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)

Net loss for the three months ended
August 31, 2013		-	-	-	(502,402)	(502,402)
Other comprehensive income for the three
months ended August 31, 2013		-	-	24,259	-	24,259

Balance, August 31, 2013		$117,033,258	$4,449,305	$92,371	$(126,379,758)	$(4,804,824)

Balance, May 31, 2014		$117,036,672	$4,447,891	$154,791	$(127,516,308)	$(5,876,954)

Net income for the three months ended
August 31, 2014		-	-	-	1,347,471	1,347,471
Other comprehensive income for the three
months ended August 31, 2014		-	-	8,382	-	8,382
Transactions with owners, recorded directly in equity
Share‑based payments	11(b)	-	199,921	-	-	199,921
Total transactions with owners		-	199,921	-	-	199,921
Balance, August 31, 2014		$117,036,672	$4,647,812	$163,173	$(126,168,837)	(4,321,180)

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)

		Three months ended	Three months ended
	Note	August 31, 2014	August 31, 2013
Cash provided by (used in):
Operating activities:
Net income (loss) for the period		$1,347,471	$(502,402)
Adjustments for:
Investment in Apicore	7	(1,300,612)	-
Amortization of property and equipment		1,698	2,594
Amortization of intangible assets	6	140,317	135,589
Stock‑based compensation	11	199,921	-
Finance expense	8, 9 & 12	237,518	131,925
Difference between fair value of other long‑term liability and
funding received	10	7,638	2,195
Unrealized foreign exchange loss		12,371	6,358
Change in the following:
Accounts receivable		(432,500)	(36,652)
Inventories		135,537	14,900
Prepaid expenses		(254,048)	(53,301)
Accounts payable and accrued liabilities		343,579	286,359
Interest paid	12	(85,238)	(68,583)
Royalties paid	9	(70,620)	(33,385)

Cash flows from (used in) operating activities		283,032	(114,403)

Investing activities:
Acquisition of property and equipment		(8,768)	-
Acquisition of intangible assets	6	(7,206)	-

Cash flows used in investing activities		(15,974)	-
Foreign exchange gain on cash held in foreign currency		1,604	-

Increase (decrease) in cash		268,662	(114,403)
Cash, beginning of period		234,297	126,615

Cash, end of period		$502,959	12,212

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008.  The Company remains a U.S. Securities and Exchange Commission registrant.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary, Medicure International, Inc., the Company has the rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.     Basis of preparation of financial statements:

(a)       Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended May 31, 2014.  The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2014.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 15, 2014.

(b)       Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

2.     Basis of preparation of financial statements (continued):

(c)       Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation to May 31, 2014 and has accumulated a deficit of $126,168,837 as at August 31, 2014 and a working capital deficiency of $789,844.  Management has forecasted that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these condensed consolidated interim financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2015 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses, and the condensed consolidated interim statement of financial position classifications used.

(d)       Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)       Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the year ended May 31, 2014:

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

2.     Basis of preparation of financial statements (continued):

(e)       Use of estimates and judgments (continued):

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns and discounts

•	Note 3(g)(i): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(j)(ii): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(l): The measurement of the amount and assessment of the recoverability of income tax assets

3.     New standards and interpretations not yet adopted:

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit and loss.

The mandatory effective date has not yet been determined by the IASB.  The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively [for example, service revenue and contract modifications] and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its consolidated financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

4.     Accounts receivable:

	August 31, 2014	May 31, 2014

Trade accounts receivable	$1,349,018	$928,852
Other accounts receivable	31,084	18,750
	$1,380,102	$947,602

As at August 31, 2014, the trade accounts receivable consist of amounts owing from four customers which represent approximately 99 percent (May 31, 2014 - 98 percent) of trade accounts receivable.

5.     Inventories:

	August 31, 2014	May 31, 2014

Unfinished product and packaging materials	$152,924	$152,488
Finished product	477,192	613,165
	$630,116	$765,653

During the three months ending August 31, 2014 and 2013, the Company did not write off any inventories that had expired or were otherwise unusable.  Inventories expensed as part of cost of goods sold during the three months ended August 31, 2014 amounted to $137,173 (2013 - $28,577).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

6.     Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total
Balance, May 31, 2013	$8,834,298	$1,642,142	$289,790	$10,766,230
Effect of movements in exchange rates	403,853	75,074	13,248	492,175

Balance, May 31, 2014	9,238,151	1,717,216	303,038	11,258,405
Additions	7,206	-	-	7,206
Effect of movements in exchange rates	26,472	4,910	867	32,249

Balance, August 31, 2014	$9,271,829	$1,722,126	$303,905	$11,297,860

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	List	Total
Balance, May 31, 2013	$7,406,600	$1,232,126	$217,435	$8,856,161
Amortization	408,679	123,134	21,729	553,542
Effect of movements in exchange rates	346,531	58,657	10,356	415,544

Balance, May 31, 2014	8,161,810	1,413,917	249,520	9,825,247
Amortization	103,452	31,335	5,530	140,317
Effect of movements in exchange rates	23,753	4,200	736	28,689

Balance, August 31, 2014	$8,289,015	$1,449,452	$255,786	$9,994,253

			Customer
Carrying amounts	Patents	Trademarks	List	Total
Balance, May 31, 2014	$1,076,341	$303,299	$53,518	$1,433,158
Balance, August 31, 2014	$982,814	$272,674	$48,119	$1,303,607

The Company has considered indicators of impairment as at August 31, 2014, May 31, 2014 and May 31, 2013.  To August 31, 2014, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company did not record a write-down of intangible assets during the three months ended May 31, 2014 and 2013 relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 2.3 years.

For the three months ended August 31, 2014, amortization of intangible assets relating to AGGRASTAT® totaling $138,832 (2013 - $132,995) is recognized in cost of goods sold and amortization of other intangible assets totaling $1,485 (2013 - $2,594). The Company did not record a write-down of intangible assets during the three months ended August 31, 2014 and 2013.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

7.     Investment in Apicore:

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years.  Specifically, Medicure and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly-owned operating subsidiaries.  The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore.  There was no cash outflow in connection with the acquisition of the minority interest in Apicore.

The value of the Company's holdings in Apicore have been recorded at $1,300,612.  As no cash outflow occurred for the Company's holdings, the Company recorded other income on the statement of net income (loss) and comprehensive income (loss) totaling $1,132,940, net of costs associated with the transaction of $167,672 for the services provided in its lead role in structuring the majority interest purchase and financing of Apicore. The Company has assigned a nominal value to the option rights received.

8.     Long-term debt:

	August 31, 2014	May 31, 2014
Manitoba Industrial Opportunities Program loan	$4,862,011	$4,847,279
Current portion of long-term debt	138,889	-

	$4,723,122	$4,847,279

Principal repayments to maturity by fiscal year are as follows:

2016	$1,388,889
2017	1,666,667
2018	1,666,667
2019	277,777

5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $332,252)	137,989

$4,862,011

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its existing long-term debt as described in note 9. The loan bears interest annually at 5.25% and originally matured on July 1, 2016.  The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

8.     Long-term debt (continued):

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan.  As at August 31, 2014, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended August 31, 2014 was seven percent (2013 - eight percent).

9.     Royalty obligation

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P. ("Elliot"), in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the consolidated statements of net income and comprehensive income for the year ended May 31, 2012.  In accordance with IFRIC 19, Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011, the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915.  The royalty obligation is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at August 31, 2014 of $1,789,018 (May 31, 2014 - $1,778,578).  The change in the fair value of the royalty obligation for the three month ended August 31, 2014 of $88,907 (2013 - $32,517) is recorded within finance expense on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).  Royalties for the three months ended August 31, 2014 total $85,016 in regards to the royalty obligation (2013 - $29,917), with payments made during the three months ended August 31, 2014 being $70,620 (2013 - $33,385).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

10.   Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function.  The study was completed and the funds were received during the year ended May 31, 2013.  The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years.

The other long-term liability was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses.  The other long-term liability is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at August 31, 2014 of $160,417 (May 31, 2014 - $152,778), $83,333 of which is the current portion of the liability and is recorded within accounts payable and accrued liabilities.  The net change in the other long-term liability for the three months ended August 31, 2014 of $7,638 (2013 - $2,195) is recorded as a reduction to research and development expense on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

11.    Capital stock:

(a)    Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix, prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.

(b)    Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, May 31, 2012	12,196,508	$117,033,258

Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options	3,333	3,414

Balance, May 31, 2014	12,199,841	$117,036,672

Balance, August 31, 2014	12,199,841	$117,036,672

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to Chief Executive Officer and members of the Company’s Board of Directors.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

11.   Capital stock (continued):

(c)    Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 1,829,476 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

Changes in the number of options outstanding during the three months ended August 31, 2014 and 2013 are as follows:

		August 31, 2014		August 31, 2013
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	1,418,019	$2.15	1,421,352	$2.14
Granted	332,300	1.9	-	-
Forfeited, cancelled or expired	(20,000)	(1.05)	-	-

Balance, end of year	1,730,319	$2.11	1,421,352	$2.14

Options exercisable, end of year	1,730,319	$2.11	1,421,352	$2.14

Options outstanding at August 31, 2014 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable
$0.30 - $5.00	1,648,365	7.17 years	$1.22	1,648,365
$10.01 - $15.00	30,810	3.27 years	$12.71	30,810
$15.01 - $20.00	777	1.15 years	$17.85	777
$20.01 - $25.20	50,367	1.66 years	$24.56	50,367
$0.30 - $25.20	1,730,319	6.94 years	$2.11	1,730,319

On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company.  Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant.  All 332,300 options were issued at an exercise price of $1.90 per share.

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the three months ended August 31, 2014 is  $199,021.  The compensation expense for the three months ended August 31, 2014 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.  There was no compensation expense recorded during the three months ended August 31, 2013.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

11.           Capital stock (continued):

(c)     Stock option plan (continued):

August 31, 2014

Expected option life	5.4 years
Risk‑free interest rate	1.66%
Dividend yield	nil
Expected volatility	166.39%

Subsequent to August 31, 2014, on September 17, 2014 10,066 stock options were exercised resulting in the issuance of 10,066 common shares of the Company.  The stock options had exercise prices of $0.30 (5,000 stock options), $0.60 (3,333 stock options) and $1.50 (1,733 stock options) for proceeds to the Company of $6,099.

(d)    Warrants:

Changes in the number of warrants outstanding during the three months ended August 31, 2014 are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	August 31,
(Expiry date)	granted	per share	2013	(Expired)	2014	(Expired)	2014

66,667 units
(December 31, 2016)	66,667	USD $18.90	66,667	-	66,667	-	66,667

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at August 31, 2014 and total $96,086 (May 31, 2014 - $54,344). Changes in fair value of the warrants for the three months ended August 31, 2014 of $41,741 (2013 - ($2,952)) are recorded within finance expense.

The warrants were issued with a debt financing agreement in September 2007 and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)    Per share amounts

The weighted average number of common voting shares outstanding for the three months ended August 31, 2014, and 2013 was 12,199,841 and 12,196,508, respectively.   For the three months ended August 31, 2014 the dilution created by options and warrants has been reflected in the per share amounts.  For the three months August 31, 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

12. Finance expense:

During the three months ended August 31, 2014 and 2013, the Company incurred finance expense as follows:
	August 31, 2014	August 31, 2013
Interest on MIOP loan	$80,895	$87,118
Change in fair value of royalty obligation	88,907	32,517
Change in fair value of warrant liability	41,741	(2,952)
Other interest and banking fees	25,975	15,242
	$237,518	$131,925

During the three months ended August 31, 2014 and 2013, the Company paid finance expense as follows:

	August 31, 2014	August 31, 2013
Interest paid on MIOP loan	$66,164	$66,164
Other interest and banking fees paid	19,074	2,419
	$85,238	$68,583

13. Commitments and contingencies:

(a)      Commitments:

As at August 31, 2014 and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

Purchase
agreement
Contractual obligations with payments due by fiscal period ending May 31:	commitments
2015	$1,821,333
2016	383,000

$2,204,333

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $2,141,000 or US$1,970,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016.  Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred until fiscal 2015 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000.  These payments will be applied to future inventory purchases expected to be made during fiscal 2015 and $321,041 is currently recorded within prepaid expenses in regards to this agreement.  For the three months ended August 31, 2014, interest of $8,851 (2013 - nil) is recorded within finance expense relating to this agreement.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

13. Commitments and contingencies (continued):

(a)   Commitments (continued):

On January 1, 2012, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 14), under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  The agreement was automatically renewed on January 1, 2013 and 2014 for additional one year periods.  Either party may terminate this agreement at any time after  June 30, 2012 upon 90 days written notice.

Contracts with contract research organizations ("CROs") are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

(b)   Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)    Royalties:

As a part of the Birmingham debt settlement described in note 9, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.  Royalties for the three months ended August 31, 2014 total $85,016 in regards to the royalty obligation (2013 - $29,917), with payments made during the three months ended August 31, 2014 being $70,620 (2013 - $33,385).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

(d)    Contingencies:

In the normal course of business, the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

14. Related party transactions:

(a)    Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the three months ended August 31, 2014 and 2013:

	August 31, 2014	August 31, 2013
Salaries, fees and short-term benefits	$136,988	$130,356
Share-based payments	73,424	-

	$210,412	$130,356

The Company has $304,152 (May 31, 2014 - $289,869) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the three months ended August 31, 2014, $4,161 (2013 - $3,126) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On July 11, 2014 and as described in note 11(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors.  Of the amounts payable to the Company's Board of Directors as at July 11, 2014, $109,809 was included in these shares for debt agreements.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

(b)    Transactions with related parties

Directors and key management personnel control 19 percent of the voting shares of the Company as at August 31, 2014 (May 31, 2014 - 19 percent).

During the three months ended August 31, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $47,500 (2013 - $47,500) for business administration services, $14,250 (2013 - $7,750) in rental costs and $9,300 (2013 - $8,675) for commercial support services.  As described in note 13, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the three months ended August 31, 2014, the Company paid GVI CDS $26,110 (2013 - $35,821) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the three months ended  August 31, 2014, the Company paid CanAm $99,740 (2013 - $58,678) for research and development services.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)

14. Related party transactions (continued):

(b)       Transactions with related parties (continued):

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the three months ended August 31, 2014, $7,905 (2013 - $8,288) was recorded within finance expense in relation to these amounts payable to related parties.

As at August 31, 2014, included in accounts payable and accrued liabilities is $92,044 (May 31, 2014 - $90,262) payable to GVI, $161,113 (May 31, 2014 - $148,461) payable to GVI CDS and $348,147 (May 31, 2014 - $373,956) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.  During the three months ended August 31, 2014, the Company recorded a bonus of $13,151 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.  As at August 31, 2014, included in accounts payable and accrued liabilities is $300,000 (May 31, 2014 - $286,849) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 11(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer.  Of the amount payable to the Chief Executive Officer as at July 11, 2014, $297,808 was included in this shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

15. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the three months ended August 31, 2014, 100 percent of revenue from the sale of finished product was generated from sales of AGGRASTAT® in the United States, which was to four customers. Customer A accounted for 38 percent, Customer B accounted for 34 percent, Customer C accounted for 21 percent and Customer D accounted for seven percent of revenue.

 Property and equipment and intangible assets are located in the following countries:

	August 31, 2014	May 31, 2014
Canada	$15,856	$7,993
Barbados	1,303,607	1,433,158
United States	11,929	12,688
	$1,331,392	$1,453,839